Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

March 4, 2024

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$450 million 4.950% Senior Notes Due March 6, 2026

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A1 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$450 million
Trade Date:	March 4, 2024
Settlement Date (T+3):	March 7, 2024
Maturity Date:	March 6, 2026
Benchmark Treasury:	4.625% due February 28, 2026
Benchmark Treasury Yield and Price:	4.596%; 100-01 3/4
Spread to Treasury:	+37.5 basis points
Reoffer Yield:	4.971%
Coupon:	4.950%
Coupon Payment Dates:	Semi-annually on March 6 and September 6, commencing on September 6, 2024 (short first coupon) and ending on the Maturity Date.
Day Count:	30/360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.961% plus accrued interest from March 7, 2024
Gross Spread:	0.100%
Net Proceeds (%):	99.861% plus accrued interest from March 7, 2024
Net Proceeds ($):	$449,374,500 plus accrued interest from March 7, 2024
CUSIP / ISIN:	24422EXK0 / US24422EXK09
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Loop Capital Markets LLC
MUFG Securities Americas Inc.
Co-Managers:	Academy Securities, Inc.
BBVA Securities Inc.
ING Financial Markets LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Loop Capital Markets LLC collect at 1-312-913-4900 and MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.